

September 24, 2014

Via E-mail
Pedro Samhan E.
Chief Financial Officer
Bank of Chile
Paseo Ahumada 251
Santiago, Chile

  Re: Bank of Chile
     Form 20-F for the Fiscal Year Ended December 31, 2013
     Filed April 25, 2014
     File No. 001-15266

Dear Mr. Samhan:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Presentation of Financial Information, page iv

1. You define on page v "total past-due loans" as loan installments that are 90 or more days overdue and the remaining outstanding balance of such loan (principal and interests) overdue. However, in a letter dated April 1, 2013, you indicated that the past-due loan portfolio disclosed on page F-146 represents only the past-due portion without considering the remaining outstanding principal and interest while the overdue and past-due loan portfolio on page 86 represents loan installments that are past due or overdue and the remaining outstanding balance of such loans. Please revise your definition of "total past-due loans" in future filings to clearly indicate which loans it represents given that past-due loans disclosed on pages 86 and F-146 are defined differently. In addition, expand your disclosure on page F-146 to clearly state that such past-due loans only

reflect the past-due portion without considering the remaining outstanding principal and interest. Furthermore to the extent there is a difference between "overdue loans" and "past due loans", please define "overdue loans" in future filings.

Selected Statistical Information, page 67

Loans by Economic Activity, page 79

2.   We note that you present the information required by Items III and IV of Industry Guide 3 for the last three fiscal years. Please tell us how you complied with the general instructions within Industry Guide 3 which requires you to present this information for each of the last five fiscal years.

Other Income (Loss), Net, page 109

3.   We note that you present the components of your net financial operating income differently on page 110 as compared to page F-104. Please explain the reasons for this difference in presentation and consider revising your future filings to provide a better linkage between these disclosures.

4.   As a related matter, we note that you present the components of foreign exchange transactions, net on page F-104 but do not discuss these individual components nor explain the reasons for the significant fluctuations in your discussion on page 110. Rather you discuss the fluctuation in foreign exchange transactions on a combined basis with gains/(losses) from derivative contracts. In order to increase the transparency of your derivative and foreign exchange transaction activity, please revise your disclosure in future filings to describe your income from derivative instruments and foreign exchange transactions at a more granular level and explain any significant fluctuations in the individual components.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-10

Note 2 – Summary of Significant Accounting Principles, page F-10

(v) Derivative instruments, page F-29

5.   We note that changes in the fair value of derivative contracts maintained for trading purposes are included in "Net financial operating income" in your Consolidated Statement of Comprehensive Income. Please revise your disclosure in future fillings to specify where gains/losses from fair value and cash flow hedges are recorded in your Consolidated Statement of Comprehensive Income. In this regard, we note from your disclosures on pages F-101 – F-104 that you have reflected gains/losses from accounting

hedges in "Interest revenue and expenses" as well as "Foreign exchange transactions, net".

Note 40 – Fair Value of Financial Assets and Liabilities, page F-115

(d) Fair value adjustments, page F-116

6.   We note that in determining the fair value of financial instruments you may make liquidity adjustments that consider the relative size to the market of each position in your portfolio. Please clarify for us whether these adjustments reflect size as a characteristic of your holdings, and if so, how you considered the guidance in paragraph 69 of IFRS 13 which prohibits such adjustments.

(f)(i) Judgmental analysis and information to Senior Management – Fair value hierarchy, page F-117

7.   We note on page F-118 that you generally discuss the valuation techniques and inputs used in determining the fair value of some of your financial instruments categorized within Level 2. Pursuant to IFRS 13.93(d), expand your disclosure in future filings to specifically discuss the valuation technique and inputs used to value each type of Level 2 financial asset.

(vi) Other assets and liabilities, page F-124

8.   Clarify to us how you complied with the fair value hierarchy disclosure requirements of IFRS 13.97 for your classes of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

(vii) Offsetting of financial assets and liabilities, page F-126

9.   We note that your "Financial Instruments" column in your tabular offsetting disclosure identifies financial assets and liabilities that are subject to set off under netting agreements whereby all outstanding transactions with the same counterparty could be offset and close-out netting applied across all outstanding transactions covered by the agreements. Please clarify for us the types of financial instruments included in this column that may be offset against your derivative financial assets given that you do not show a corresponding amount available for offset against your derivative liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant